

August 13, 2010

Via Facsimile (212) 407-4990 and U.S. Mail
China Ceramics, Co., Ltd.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

>   **Re: China Ceramics Co., Ltd.**
>   **Schedule TO-I/A**
>   **Filed August 11, 2010**
>   **File No. 005-85253**

Dear Mr. Caruso:

We have limited our review of your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I/A

Exhibit 99(a)(1)(A): Offer to Exchange

Cover page

1.   We note the response to prior comment 3. Please revise to specify the book value per share as of the most recent balance sheet date. Refer to Item 1010(c) of Regulation M-A.

2.   We refer to your response to prior comment 5. Supplementally advise us of the percentage of warrants beneficially owned by each of the 12 persons who executed lock-up agreements.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

     Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: (via facsimile)   Giovanni Caruso, Esq.
                   Loeb & Loeb, LLP